Exhibit 99.1

 No.37/09

IAMGOLD ANNOUNCES MERREX WARRANTS EXERCISED

Toronto, Ontario, November 27, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced it has acquired an additional 4,285,714 common shares of Merrex Gold Inc. (“Merrex”) (MXI: TSXV) by exercising all  4,285,714 warrants it had acquired as part of the Option Agreement with Merrex in respect of  the Siribaya Gold project in Mali, West Africa, announced on December 23, 2008.

The price paid to exercise each warrant was C$0.45, for a total investment of C$1,928,571.30.  IAMGOLD now owns 8,571,428 common shares of Merrex or approximately 10.64% (non-diluted) and 8.88% (diluted) of the issued and outstanding common shares of Merrex, as of the date hereof.

The common shares of Merrex acquired by IAMGOLD were acquired for investment purposes.  IAMGOLD does not have any present intention to acquire ownership of, or control over, additional securities of Merrex.  It is the intention of IAMGOLD to evaluate its investment in Merrex on a continuing basis and such holdings may be increased or decreased in the future.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

For further information:
IAMGOLD has filed an early warning report on  Merrex Gold Inc.’s SEDAR profile at www.sedar.com or contact Tamara Brown at (416) 360 4743.